December 21, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Re:	New Age Beverages Corporation/Application for Withdrawal on Form RW
for Registration Statement on Form S-1 (File No. 333-193725)

Ladies and Gentlemen:

New Age Beverages Corporation (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-1 (File No. 333-193725), filed with the Securities and Exchange Commission (“SEC”) on December 20, 2016 as a Form S-1/A, together with all exhibits and amendments thereto (“Registration Statement”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC.

The Company has determined that an incorrect file number was associated with the filing, and also that the filing was listed as a Form S-1/A, when it should be listed as an initial filing on Form S-1. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use. The Company plans to immediately refile the Form S-1 with a new file number.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Ken Bart of Bart and Associates, LLC, via email at kbart@kennethbartesq.com or via facsimile at (720) 528-7765. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney Ken Bart at (720) 226-7511. Thank you for your assistance.

Very truly yours,

New Age Beverages Corporation

By:	/s/ Brent Willis
Brent Willis
Chief Executive Officer